Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

MPLX Management made the following remarks to Marathon Petroleum Corporation employees at an employee meeting on November 16, 2015, which was first posted for replay on November 17, 2015:

Chairman and Chief Executive Officer Gary Heminger: We'll have two forward looking statements, first of all our normal forward looking statement, now that you've finished reading that I'll add one more, and this has to do with some of our MPLX things we having going on. We are not going to give you any non-public information today anyway but there are two statements.

We have a number of questions that are outlined today concerning MarkWest and I'll have Don address those when we get into the Q and A, but just a quick update, we're still expected to close this year. We, the joint registration and proxy statement have been mailed, there will be a supplemental mailing based on the increase in the offer we made last week. So there will be another supplemental proxy card that will be coming out. The meeting is scheduled for December the 1st, then Markwest, in fact we are going to review this afternoon their final budget as we prepare a week from, I guess two weeks from today, we will present our final budget to the Marathon MPC board and MPLX board two weeks from today, so we are going to go over their budgets today. But about $1.5 billion dollars will be their average organic capital over the five years and we've outlined and identified somewhere between six to nine, six to ten, billion dollars of potential incremental projects that would all be organic, there are no acquisitions in there, they would all be organic type projects but big projects that we could do together. I would say a couple of these projects, if this deal didn't go through, we would probably still do on our own, I would doubt that MarkWest would do them on their own but, so, that shows the value of the combination.

We have reaffirmed our distribution growth of 25 percent in 2016, which is consistent with our previous guidance. And, as I said, we adjusted the deal terms last week, adding $400 million dollars to now almost $1.1 billion dollars as up front cash payment which takes care of any dilution the MarkWest unit holders would have out till about 2019, so we tried to balance how they were be diluted on the front end with this additional cash payment.
. . .

Tim Griffith: Most importantly, the billion seventy-five Gary alluded to as a cash payment for the Markwest transaction, so just being conscious of sort of where we are going to be coming into it and a little bit less activity, we've got some questions from some of the analysts but no structural shift there frankly just some cash planning.

With the market noise and the distraction of the pending combination with MarkWest I think this frankly got missed. but the unitholders who are paying attention can see our follow through on the commitment to delivering and maintaining a very aggressive and attractive distribution growth profile over a long period of time I mean we took the distribution up seven percent over the prior quarter and 31 percent over the prior year and the units traded down so I can't explain that other than, again, there's just a lot of noise in the market place around the MarkWest transaction that's probably sort of impacting the trading performance.

On the MPLX side, Kristina Kazarian from Deutsche Bank highlighted the commitment that the parent is making to the partnership to effect the transaction and its distribution growth profile, viewed it has a big positive and Gary highlighted that we reaffirmed guidance on MPLX on terms of its growth rate.
. . .

Chairman and Chief Executive Officer Gary Heminger: Don, a few questions for you, all MarkWest related. The model for an MPL is for the earnings to keep growing by drop downs or acquisitions, at some point it seems that this will have to end and is there a way around this?

Don Templin: Well I agree that, conceptionally, if you think about an MLP ultimately you know the goal is to continue to grow and as the base grows over time it puts more pressure on your ability to grow at sustained rates. Having said that, I think MPLX is probably much better positioned or ideally maybe positioned to be able to sustain growth over a long period of time. You know not only do we have organic growth opportunities, not only will we have incremental growth opportunities with MarkWest but we have a really large backlog of assets that can be dropped from MPC into MPLX. So as we do the modeling and as we articulate to the investing community our views around growth, you know we would never commit to a growth profile that we didn't believe that we could absolutely achieve, I mean our view is our credibility in the market is very very important and as a senior management team and a board if we're going to communicate something to the market we are very very confident we can do that so, from my perspective, for the foreseeable future I am not concerned about MPLX's ability to grow.

Chairman and Chief Executive Officer Gary Heminger: Can you explain why Kinder Morgan reversed its MLP structure and converted it to a C Corp and could this also happen to MPLX?

Don Templin: So we didn't have the benefit of sitting in Kinder Morgan's board meeting or management meetings but I guess as I think about their business when we launched MPLX and one of the reasons we did so was to make sure we could participate in midstream infrastructure build out. And one of the things we believed would happen with MPLX was that one, we would have a currency that was very valuable. You remember at the last town hall meeting we talked about sort of differences in currency and how the market gives you a higher multiple for stable cash flows than for a refining company, so we believe that we would have a currency that was very valuable because our yield was low. Now, Kinder Morgan had gotten to a point in their life cycle where their growth trajectory had slowed considerably. And so the advantage between a C Corp currency and an MLP currency, that gap was much narrower than it would have been, or is, in our case between MPLX and MPC. The other thing I would mention is that from a borrowing capacity we want to make sure we maintain an investment grade credit profile, both at MPC and MPLX. At MPLX, we believe that we can have a leverage ratio thats probably twice the leverage ratio that we would have at MPC so maybe four times debt to EBITDA versus something that's probably, we would be more on the order of two times debt to EBITDA. Once again Kinder Morgan, that differential or that benefit had actually moved and they were not investment grade I believe for either of the entities and so their interest rate or their ability to take on leverage was about the same as an MLP as it was as a C Corp. So the advantages that we see at MPLX versus MPC and the cost of capital advantages are different than the profile that they had so I can see why they might take a decision like they took and I am comfortable with the position we're in in terms of having those two public entities be able to fuel our growth Gary.
Chairman and Chief Executive Officer Gary Heminger: Can MPC purchase MPLX units like we buyback MPC units?

Don Templin: MPC can take back MPLX units and, in fact, we have been doing that, when we do drops some of the proceeds have come back in the form of cash but some of the proceeds, if you will, or the considerations come back in the form of us taking back more units. So, absolutely we take back units and one of the reasons we do that is because there's some tax advantages around doing that versus taking cash so if we dropped an asset into MPLX and we got cash consideration back, you'd compare that cash consideration to the carrying value of those assets, you'd calculate a gain, and then you'd pay current tax on that gain. When you take back units you don't trigger the gain the same way you do when you take back cash so we are taking back units and I would envision that going forward we would definitely taking back units.

Chairman and Chief Executive Officer Gary Heminger: Ok. A couple more, MarkWest has zero Incentive Distribution Rights, you hear us talk about IDR's a lot, and thats true MarkWest has zero Incentive Distribution Rights, is this good or bad?

Don Templin: So, at one point in time MarkWest had a structure that was very similar to ours. They had a GP that was entitled to the Incentive Distribution Rights, and at some point in time they concluded that it made more sense, in order to support their growth profile, to basically buy in the GPs so they have technically a GP but the way the GP operates now it doesn't participate in those Incentive Distribution Rights and they thought that made sense for them in the context of what they were trying to do from a growth perspective. Now for MPC and MPLX, you know I think we are situated very differently than them. Our General Partner is willing to, and can, support MPLX so MPC, while it is eligible for IDR's and will get IDR's over time, it also has an asset base that will allow it to support MPLX so we can ensure MPLX is successful. And my understanding was sort of in the MarkWest they didn't have a General Partner that was like MPC that had these assets and other was to support the growth. IDR's were coming up to the GP but you didn't have, what I'll call, the inverse support where the GP or the parent was supporting the MLP. So, yes, there are IDR's, they had them, we had them, they bought them in we have not but I think our situation is very different than their situation so we're very comfortable with that arrangement currently.

Chairman and Chief Executive Officer Gary Heminger: Ok, and lastly Don, how will MPLX manage the low crude price environment and the resulting stall in the infrastructure build out, assuming that environment is here to stay, is a high distribution growth MLP a viable for the long term in this environment?

Don Templin: I guess I would say that in a low price environment where there are companies that are potentially distressed and you're a company that has a strong balance sheet and access to the capital markets, I would argue that we probably have more opportunities now than we would have, Gary, when everybody was strong, there's going to be infrastructure build out, yes, we want to participate in that but as companies become more and more stretched in terms of their balance sheet and their ability to fund growth I think we will have more and more opportunities to participate with those companies in doing that build out. So I look at this low price environment and maybe some of the stress thats on the system as being an opportunity for a strong company to continue to participate and grow versus an obstacle to growth. We may have more opportunities than we would have actually envisioned six months ago before we went into this low price environment Gary.

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This presentation contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation (“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPLX, MPC, and MWE . You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” "objective," “expect,” “forecast,” "guidance," “imply,” "plan," “project,” "potential," “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. In addition to other factors described herein that could cause MPLX’s or MWE’s actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect MPLX’s ability to meet its distribution growth guidance, particularly with respect to the later years of such guidance. Factors that could cause MPLX's or MWE’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; risk that the synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of MPLX's and MWE's respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions, and the ability to successfully execute their business plans and implement their growth strategies; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to MPLX or MWE’s industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the proposed transaction are also more fully discussed in the joint proxy statement and prospectus included in the registration statement on Form S-4 filed by MPLX and declared effective by the SEC on October 29, 2015, as supplemented. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K and Form 10-Qs could also have material adverse effects on forward-looking statements. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office. Copies of MWE’s Form 10-K and Form 10-Qs are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of MWE by MPLX. In connection with the proposed acquisition, MWE and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive joint proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015 and a supplement to the proxy statement/prospectus to be filed on or about November 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive joint proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation

MPLX and MWE and their respective directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MWE common units with respect to the proposed transaction. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information about MWE’s directors and executive officers is set forth in the proxy statement for MWE’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the definitive joint proxy statement filed by MPLX, which was declared effective by the SEC on October 29, 2015, and the supplement to the proxy statement/prospectus to be filed on or about November 17, 2015. To the extent holdings of MWE securities have changed since the amounts contained in the definitive joint proxy statement filed by MPLX, which was declared effective by the SEC on October 29, 2015, and the supplement to the proxy statement/prospectus to be filed on or about November 17, 2015, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MWE and MPLX using the contact information above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.